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UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response...... 2.50
Washington, D.C. 20549
SEC FILE NUMBER 001-13828
FORM 12b-25
NOTIFICATION OF LATE FILING	CUSIP NUMBER 552715104

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 30, 2006
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HearUSA, Inc
Full Name of Registrant

Former Name if Applicable
1250 Northpoint Parkway
Address of Principal Executive Office (Street and Number)
West Palm Beach, FL 33407
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s annual report on Form 10-K for the year ended December 30, 2006 cannot be filed by the prescribed due date.

As previously announced in its Form 8-K, on March 30, 2007, the Company determined that the financial statements for the years ended 2004 and 2005 should be restated to correct the Company’s errors in recognition of deferred tax liability and of tax benefits for deductible temporary differences and net operating loss carryforwards from the July 2002 acquisition of Helix Hearing Care of America Corp. The errors were discovered as the Company was finalizing its financial statements for the year ended December 30, 2006. In order to restate the previously issued financial statements for 2004 and 2005, the Form 10-K for the fiscal year ended December 30, 2006 could not finalized and filed by the due date of March 30, 2007.

Management is completing its work to finalize the restated 2004 and 2005 financial statements as well as the 2006 financial statements and the Company’s independent registered public accountants are finalizing their audit. All required reporting will be finalized and filed as soon as that work is completed.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gino Chouinard (CFO)	561	478-8770. ext. 133
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        HearUSA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2007	By:	/s/ Gino Chouinard
Gino Chouinard, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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